

May 14, 2013

Via E-mail
Darryl R. Halbert, CFO
Compx International, Inc.
5430 LBJ Freeway, Suite 1700
Dallas, Texas 75240-2697

> RE: **Compx International, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2012**
> **Filed March 6, 2013**
> **Schedule 14A filed April 29, 2013**
> **File No. 1-13905**

Dear Mr. Halbert:

    We have reviewed your filings and have the following comment. Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances please tell us why in your response. After reviewing the information you provide in response to this comment, we may have additional comments.

Definitive Proxy Statement filed April 29, 2013

Annual Incentive Bonuses, page 17

    The Compensation Discussion and Analysis should be sufficiently precise to identify material differences in compensation policies with respect to individually named executive officers. Please refer to Section II.B.1. of Commission Release No. 33-8732A. We note disparities in Mr. Bowers compensation as compared to that of other named executive officers. For example, the discretionary incentive bonus as a percentage of base salary for Mr. Bowers was 108% for 2011 and 176% for 2012 while the bonus as a percentage of base salary for the officers only increased moderately from their 2011 percentage. In future periods, if policies or decisions relating to a named executive officer are materially different from the other officers, please be sure to discuss this on an individualized basis. Please also show us what your disclosure would have looked like regarding Mr. Bowers' compensation for 2012 in response to this comment.

    We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Asia Timmons-Pierce at (202) 551-3754 if you have any questions regarding the comment. You may also contact Al Pavot, Staff Accountant, at (202)551-3738, or the undersigned at (202) 551-3355 if you have questions regarding the financial statements.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Accounting Branch Chief